Filed under Rule 433

File Nos. 333-134937

and 333-134937-02

Final Term Sheet

Issuer:	KeyCorp Capital IX

Guarantor:	KeyCorp (Ticker: KEY)

Size:	$500 million (20 million trust preferred securities)

Expected Ratings:	Baa1/BBB/A- (Moody’s / S&P /Fitch)

Maturity Date:	December 15, 2066

Coupon/Distribution Rate:	6.750% per annum until Maturity Date, unless called or repaid earlier. Distributions not paid when due for more than one quarterly payment period will themselves accumulate interest at a rate equal to the distribution rate, compounded quarterly.

Coupon/Distribution Dates:	15th of each March, June, September and December

First Coupon/Distribution Date:	March 15, 2007

First Call Date:	December 15, 2011

Liquidation Amount / Par:	$25 per trust preferred security

Pricing Date:	November 16, 2006

Settle Date (T+3):	November 21, 2006

Expected Listing:	NYSE under the symbol “KEYPrE”

Public Offering Price:	100%/$25 per trust preferred security

Underwriting Commissions:	$0.7875 per trust preferred security and $15,750,000 in the aggregate, except that the underwriting commission will be $0.50 per trust preferred security for sales of more than 20,000 trust preferred securities to a single purchaser. To the extent of those sales, the total underwriting commission will decrease and the net proceeds to the Issuer will increase

Net Proceeds (before expenses) to Issuer:	$24.2125 per trust preferred security and $484,250,000 in the aggregate

Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith Inc. KeyBanc Capital Markets, a division of McDonald Investments Inc.

Sr. Co-Managers:	Citigroup Global Markets Inc. UBS Securities LLC Morgan Stanley & Co. Inc. Wachovia Capital Markets, LLC.

Jr. Co-Managers:	AG Edwards Banc of America Securities LLC Bear, Stearns & Co. Credit Suisse Deutsche Bank Securities Goldman, Sachs & Co. HSBC Brokerage (USA) Inc. JPMorgan RBC Capital Markets

CUSIP Number:	49327Q204

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch & Co. toll-free 1-800-248-3580.